UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

31 MARCH 2016

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Limited Interim Condensed Consolidated Financial Statements for the three-months period ended 31 March 2015 and 2016

GEOPARK LIMITED

31 MARCH 2016

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

For the three-months period ended 31 March 2015 and 2016

GEOPARK LIMITED

31 MARCH 2016

CONTENTS

Page

3	Consolidated Statement of Income and Consolidated Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes

GEOPARK LIMITED

31 MARCH 2016

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 31 March 2016 (Unaudited)	Three-months period ended 31 March 2015 (Unaudited)
NET REVENUE	2	36,564	54,431
Production and operating costs	4	(13,015)	(23,895)
Geological and geophysical expenses	5	(2,354)	(2,661)
Administrative expenses	6	(7,484)	(9,841)
Selling expenses	7	(2,671)	(2,307)
Depreciation		(21,522)	(25,471)
Other expenses		(740)	(7,159)
OPERATING LOSS		(11,222)	(16,903)
Financial costs	8	(8,963)	(9,030)
Foreign exchange income (loss)		7,457	(19,746)
LOSS BEFORE INCOME TAX		(12,728)	(45,679)
Income tax benefit		685	9,662
LOSS FOR THE PERIOD		(12,043)	(36,017)
Attributable to:
Owners of the Company		(9,255)	(32,656)
Non-controlling interest		(2,788)	(3,361)
Losses per share (in US$) for loss attributable to owners of the Company. Basic		(0.15)	(0.57)
Losses per share (in US$) for loss attributable to owners of the Company. Diluted		(0.15)	(0.57)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 31 March 2016 (Unaudited)	Three-months period ended 31 March 2015 (Unaudited)
Loss for the period	(12,043)	(36,017)
Other comprehensive income
Currency translation differences	2,415	(4,375)
Total comprehensive loss for the period	(9,628)	(40,392)
Attributable to:
Owners of the Company	(6,840)	(37,031)
Non-controlling interest	(2,788)	(3,361)

GEOPARK LIMITED

31 MARCH 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 31 March 2016 (Unaudited)	Year ended 31 December 2015
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	517,453	522,611
Prepaid taxes		1,066	1,172
Other financial assets		14,701	13,306
Deferred income tax asset		24,195	34,646
Prepayments and other receivables		240	220
TOTAL NON CURRENT ASSETS		557,655	571,955
CURRENT ASSETS
Inventories		3,644	4,264
Trade receivables		14,447	13,480
Prepayments and other receivables		8,524	11,057
Prepaid taxes		20,071	19,195
Other financial assets		1,123	1,118
Cash at bank and in hand		71,585	82,730
TOTAL CURRENT ASSETS		119,394	131,844

TOTAL ASSETS		677,049	703,799
EQUITY
Equity attributable to owners of the Company
Share capital	10	60	59
Share premium		233,567	232,005
Reserves		125,431	123,016
Accumulated losses		(218,797)	(208,428)
Attributable to owners of the Company		140,261	146,652
Non-controlling interest		50,768	53,515
TOTAL EQUITY		191,029	200,167
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	332,357	343,248
Provisions and other long-term liabilities	12	43,788	42,450
Deferred income tax liability		4,041	16,955
Trade and other payables	13	25,556	19,556
TOTAL NON CURRENT LIABILITIES		405,742	422,209
CURRENT LIABILITIES
Borrowings	11	30,656	35,425
Current income tax liabilities		230	208
Trade and other payables	13	49,392	45,790
TOTAL CURRENT LIABILITIES		80,278	81,423
TOTAL LIABILITIES		486,020	503,632

TOTAL EQUITY AND LIABILITIES		677,049	703,799

GEOPARK LIMITED

31 MARCH 2016

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated losses	Non - controlling Interest	Total
Equity at 1 January 2015	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Comprehensive income:
Loss for the three – months period	-	-	-	-	(32,656)	(3,361)	(36,017)
Currency translation differences	-	-	-	(4,375)	-	-	(4,375)
Total comprehensive loss for the period ended 31 March 2015	-	-	-	(4,375)	(32,656)	(3,361)	(40,392)
Transactions with owners:
Share-based payment	-	198	-	-	1,003	-	1,201
Repurchase of shares	-	(962)	-	-	-	-	(962)
	-	(764)	-	-	1,003	-	239
Balance at 31 March 2015 (Unaudited)	58	210,122	127,527	(7,885)	8,943	100,208	438,973

Balance at 31 December 2015	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Comprehensive income:
Loss for the three – months period	-	-	-	-	(9,255)	(2,788)	(12,043)
Currency translation differences	-	-	-	2,415	-	-	2,415
Total comprehensive loss for the period ended 31 March 2016	-	-	-	2,415	(9,255)	(2,788)	(9,628)
Transactions with owners:
Share-based payment	1	1,562	-	-	(1,114)	41	490
	1	1,562	-	-	(1,114)	41	490
Balance at 31 March 2016 (Unaudited)	60	233,567	127,527	(2,096)	(218,797)	50,768	191,029

GEOPARK LIMITED

31 MARCH 2016

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Three-months period ended 31 March 2016 (Unaudited)	Three-months period ended 31 March 2015 (Unaudited)
Cash flows from operating activities
Loss for the period	(12,043)	(36,017)
Adjustments for:
Income tax benefit	(685)	(9,662)
Depreciation	21,522	25,471
Amortisation of other long-term liabilities	(146)	(99)
Accrual of borrowing’s interests	6,970	7,025
Unwinding of long-term liabilities	845	714
Accrual of share-based payment	490	1,201
Foreign exchange (income) loss	(7,457)	19,746
Customer advance payments	10,000	-
Change in working capital	423	(17,806)
Cash flows from / (used in) operating activities – net	19,919	(9,427)
Cash flows from investing activities
Purchase of property, plant and equipment	(8,350)	(12,303)
Cash flows used in investing activities – net	(8,350)	(12,303)
Cash flows from financing activities
Proceeds from borrowings	186	-
Proceeds from loans from related parties	-	2,400
Principal paid	(10,070)	(25)
Repurchase of shares	-	(962)
Interest paid	(12,810)	(13,040)
Cash flows used in financing activities - net	(22,694)	(11,627)
Net decrease in cash and cash equivalents	(11,125)	(33,357)
Cash and cash equivalents at 1 January	82,730	127,672
Currency translation differences	(20)	(2,913)
Cash and cash equivalents at the end of the period	71,585	91,402
Ending Cash and cash equivalents are specified as follows:
Cash in banks	71,572	91,389
Cash in hand	13	13
Cash and cash equivalents	71,585	91,402

GEOPARK LIMITED

31 MARCH 2016

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina.

This consolidated interim financial report was authorised for issue by the Board of Directors on
9 May 2016.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2014 and 2015, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2015.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2015.

GEOPARK LIMITED

31 MARCH 2016

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2015.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 31 March 2016 (*):

GeoPark Limited (Bermuda)
100%
100%
99.9%
99.9%
99.9%
1%
GeoPark Latin America Limited
GeoPark Argentina Limited – Bermuda
GeoPark Latin America Coöperatie U.A. (The Netherlands)
GeoPark Peru Coöperatie U.A. (The Netherlands)
GeoPark Brazil Coöperatie U.A. (The Netherlands)
100%
100%
80%
99.9%
GeoPark Latin America Limited Agencia en Chile
GeoPark Argentina Limited - Argentinean Branch
GeoPark Colombia Coöperatie U.A. (The Netherlands)
20%
LG International
GeoPark Brazil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
100%
GeoPark Colombia SAS (Colombia)
99.9%
GeoPark S.A.C. (Peru)
80%
99.9%
100%
LG International
20%
GeoPark Chile S.A. (Chile)
GeoPark S.A. (Chile)
GeoPark Colombia S.A. (Chile)
14%
99.9%
99.9%
GeoPark Peru S.A.C. (Peru)
GeoPark Operadora del Peru S.A.C. (Peru)
86%
100%
99%
GeoPark TdF S.A. (Chile)
GeoPark Fell SpA. (Chile)
GeoPark Magallanes Limitada (Chile)

(*) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure year end.

GEOPARK LIMITED

31 MARCH 2016

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	100% (a)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (b)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen (Argentina)	18%
	Sierra del Nevado (Argentina)	18%
	CN-V (Argentina)	50%
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

GEOPARK LIMITED

31 MARCH 2016

Note 2

Net Revenue

Amounts in US$ '000	Three-months period ended 31 March 2016	Three-months period ended 31 March 2015

Sale of crude oil	23,169	40,793
Sale of gas	13,395	13,638
	36,564	54,431

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective. Since 1 January 2015, the committee has changed the disclosure of certain elements of performance to be more comparable with other companies in the market and also to better follow up the performance of the business. This change impacts the segment information because gross profit or loss is no longer shown but no impact is generated in the measure of segment profit and loss.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED

31 MARCH 2016

Note 3 (Continued)

Segment Information (Continued)

Three-months period ended 31 March 2016

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Net Revenue	36,564	19,038	9,201	8,325	-	-	-
Sale of crude oil	23,169	19,038	3,959	172	-	-	-
Sale of gas	13,395	-	5,242	8,153	-	-	-
Production and operating costs	(13,015)	(5,849)	(5,195)	(1,971)	-	-	-
Royalties	(1,756)	(640)	(359)	(757)	-	-	-
Transportation costs	(757)	(367)	(390)	-	-	-	-
Share-based payment	(80)	(63)	(17)	-	-	-	-
Other costs	(10,422)	(4,779)	(4,429)	(1,214)	-	-	-
Depreciation	(21,522)	(8,473)	(9,050)	(3,917)	(49)	(33)	-
Operating (Loss) / Profit	(11,222)	(1,946)	(7,796)	1,328	82	(819)	(2,071)
Adjusted EBITDA	11,553	6,618	1,289	5,358	804	(769)	(1,747)

Three-months period ended 31 March 2015

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Net Revenue	54,431	30,745	13,901	9,415	370	-	-
Sale of crude oil	40,793	30,745	9,423	255	370	-	-
Sale of gas	13,638	-	4,478	9,160	-	-	-
Production and operating costs	(23,895)	(11,497)	(10,048)	(1,864)	(482)	-	(4)
Royalties	(2,083)	(790)	(622)	(643)	(28)	-	-
Transportation costs	(1,482)	(631)	(851)	-	-	-	-
Share-based payment	(1)	(38)	85	-	(44)	-	(4)
Other costs	(20,329)	(10,038)	(8,660)	(1,221)	(410)	-	-
Depreciation	(25,471)	(11,110)	(10,807)	(3,473)	(50)	(31)	-
Operating (Loss) / Profit	(16,903)	3,788	(16,183)	3,150	(2,174)	(1,092)	(4,392)
Adjusted EBITDA	16,841	16,303	(45)	6,960	(1,014)	(1,014)	(4,349)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
31 March 2016	677,049	154,661	368,512	97,338	2,749	5,016	48,773
31 December 2015	703,799	153,071	381,143	114,974	3,181	4,287	47,143

GEOPARK LIMITED

31 MARCH 2016

Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

	Three -months period ended 31 March 2016	Three -months period ended 31 March 2015
Operating netback	20,981	28,143
Geological and geophysical expenses	(2,303)	(2,529)
Administrative expenses	(7,125)	(8,773)
Adjusted EBITDA for reportable segments	11,553	16,841
Depreciation (a)	(21,522)	(25,471)
Share-based payment	(490)	(1,201)
Others (b)	(763)	(7,072)
Operating loss	(11,222)	(16,903)
Financial costs	(8,963)	(9,030)
Foreign exchange income (loss)	7,457	(19,746)
Loss before tax	(12,728)	(45,679)

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 955,000 (US$ 916,000 in 2015) generated by assets not related to production activities.

(b)	Includes mainly termination costs (see Note 14 to the audited Consolidated Financial Statements as of 31 December 2015).

The following table presents a reconciliation of Adjusted EBITDA to operating profit for the three-month periods ended 31 March 2016 and 2015:

	Three-months period ended 31 March 2016
	Colombia	Chile	Brazil	Other (*)	Total
Adjusted EBITDA for reportable segments	6,618	1,289	5,358	(1,712)	11,553
Depreciation	(8,473)	(9,050)	(3,917)	(82)	(21,522)
Share-based payment	(136)	(76)	(6)	(272)	(490)
Others	45	41	(107)	(742)	(763)
Operating (Loss) / Profit	(1,946)	(7,796)	1,328	(2,808)	(11,222)

GEOPARK LIMITED

31 MARCH 2016

Note 3 (Continued)

Segment Information (Continued)

	Three-months period ended 31 March 2015
	Colombia	Chile	Brazil	Other (*)	Total
Adjusted EBITDA for reportable segments	16,303	(45)	6,960	(6,377)	16,841
Depreciation	(11,110)	(10,807)	(3,473)	(81)	(25,471)
Share-based payment	(141)	68	(22)	(1,106)	(1,201)
Others (**)	(1,264)	(5,399)	(315)	(94)	(7,072)
Operating Profit / (Loss)	3,788	(16,183)	3,150	(7,658)	(16,903)

(*) Includes Argentina, Peru and Corporate.

(**) Includes termination costs.

Note 4

Production and operating costs

Amounts in US$ '000	Three-months period ended 31 March 2016	Three-months period ended 31 March 2015
Staff costs	3,041	5,605
Well and facilities maintenance	1,912	4,958
Consumables	1,688	2,491
Royalties	1,756	2,083
Transportation costs	757	1,482
Equipment rental	916	1,040
Field camp	492	970
Gas plant costs	1,647	504
Non operated blocks costs	292	870
Share-based payment	80	1
Other costs	174	2,348
Crude oil stock variation	260	1,543
	13,015	23,895

Note 5

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 31 March 2016	Three-months period ended 31 March 2015
Staff costs	1,709	2,019
Share-based payment	51	132
Other services	594	617
Allocation to capitalised project	-	(107)
	2,354	2,661

GEOPARK LIMITED

31 MARCH 2016

Note 6

Administrative expenses

Amounts in US$ '000	Three-months period ended 31 March 2016	Three-months period ended 31 March 2015
Staff costs	4,472	5,359
Share-based payment	359	1,068
Consultant fees	739	913
Office expenses	510	901
New projects	104	147
Travel expenses	196	238
Director fees and allowance	374	273
Other administrative expenses	730	942
	7,484	9,841

Note 7

Selling expenses

Amounts in US$ '000	Three-months period ended 31 March 2016	Three-months period ended 31 March 2015
Transportation	2,593	2,211
Selling taxes and other	78	96
	2,671	2,307

Note 8

Financial costs

Amounts in US$ '000	Three-months period ended 31 March 2016	Three-months period ended 31 March 2015
Financial expenses
Bank charges and other financial costs	910	1,007
Unwinding of long-term liabilities	845	714
Interest and amortisation of debt issue costs	7,906	7,749
Less: amounts capitalised on qualifying assets	(126)	(103)
Financial income
Interest received	(572)	(337)
	8,963	9,030

GEOPARK LIMITED

31 MARCH 2016

Note 9

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2015	749,947	12,057	111,646	9,527	59,425	140,444	1,083,046
Additions	(1,956)(1)	365	-	24	7,927	3,933	10,293
Transfers	10,959	229	3,649	-	(9,806)	(5,031)	-
Currency translation differences	(15,558)	(37)	-	190	(1,510)	(514)	(17,429)
Cost at 31 March 2015	743,392	12,614	115,295	9,741	56,036	138,832	1,075,910

Cost at 1 January 2016	648,992	13,745	124,832	10,518	29,823	87,000	914,910
Additions	137	229	-	-	4,506	3,625	8,497
Transfers	4,011	-	1,558	-	(5,628)	59	-
Currency translation differences	7,429	61	651	17	-	697	8,855
Cost at 31 March 2016	660,569	14,035	127,041	10,535	28,701	91,381	932,262

Depreciation and write-down at 1 January 2015	(240,439)	(4,449)	(45,147)	(2,244)	-	-	(292,279)
Depreciation	(20,950)	(692)	(2,920)	(224)	-	-	(24,786)
Currency translation differences	1,805	(107)	-	(121)	-	-	1,577
Depreciation and write-down at 31 March 2015	(259,584)	(5,248)	(48,067)	(2,589)	-	-	(315,488)

Depreciation and write-down at 1 January 2016	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Depreciation	(17,188)	(732)	(3,072)	(223)	-	-	(21,215)
Currency translation differences	(1,155)	(20)	(111)	(9)	-	-	(1,295)
Depreciation and write-down at 31 March 2016	(339,516)	(8,069)	(63,797)	(3,427)	-	-	(414,809)

Carrying amount at 31 March 2015	483,808	7,366	67,228	7,152	56,036	138,832	760,422
Carrying amount at 31 March 2016	321,053	5,966	63,244	7,108	28,701	91,381	517,453

(1)	Corresponds to the effect of restimation of assets retirement obligations in Colombia.

GEOPARK LIMITED

31 MARCH 2016

Note 10

Share capital

Issued share capital	Three-months period ended 31 March 2016	Year ended 31 December 2015
Common stock (US$ ´000)	60	59
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,028,985	59,535,614
Total common shares in issue	60,028,985	59,535,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2015).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2016	Year ended 31 December 2015
Notes GeoPark Latin America Agencia en Chile (a)	297,228	302,495
Banco Itaú (b)	58,516	69,142
Banco de Chile (c)	7,084	7,036
Banco de Crédito e Inversiones (d)	185	-
	363,013	378,673

Classified as follows:

Current	30,656	35,425
Non-Current	332,357	343,248

GEOPARK LIMITED

31 MARCH 2016

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these interim condensed consolidated financial statements, the Company’s Debt to EBITDA ratio was 5.3 times and the EBITDA to Interest ratio was 2.2 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%. As a result of the above, in March 2016 the Company paid US$ 10.000.000 corresponding to principal payments under the current principal amortization schedule.

The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants

GEOPARK LIMITED

31 MARCH 2016

Note 11 (Continued)

Borrowings (Continued)

(c) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

(d) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of this interim condensed consolidated report, the Group has available credit lines for over US$ 41,000,000.

Note 12

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2016	Year ended 31 December 2015
Assets retirement obligation and other environmental liabilities	32,774	31,617
Deferred income	4,884	5,033
Other	6,130	5,800
	43,788	42,450

GEOPARK LIMITED

31 MARCH 2016

Note 13

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2016	Year ended 31 December 2015
Trade payables	24,840	25,906
Payables to related parties (1)	21,456	21,045
Customer advance payments (2)	10,000	-
Taxes and other debts to be paid	2,794	8,197
Staff costs to be paid	7,792	6,702
V.A.T.	520	908
To be paid to co-venturers	6,741	113
Royalties to be paid	805	2,475
	74,948	65,346

Classified as follows:

Current	49,392	45,790
Non-Current	25,556	19,556

(1)	Corresponds to related parties loans granted by LGI. The maturity of these loans is July 2020 and the applicable interest rate is 8% per annum.

(2)	In December 2015, the Company entered into a prepayment agreement with Trafigura under which the Company sells and deliver a portion of its Colombian crude oil production. The agreement also provides GeoPark with prepayment of up to US$ 100.000.000 from Trafigura. Funds committed are available upon request and will be repaid by the Company on a monthly basis through future oil deliveries over the period of the contract, which is 2.5 years, including a 6-month grace period. As of the dates of these Financial Statements, outstanding amounts related to the prepayment agreement amount to US$ 10.000.000.

Note 14

Subsequent events

In April 2016, to secure a portion of its cash flow, the Company agreed with Trafigura to fix the reference sales price (Brent) for a portion of the Colombian production at US$45/bbl (before considering quality and transportation discounts). This fixed reference price applies for a period of three months starting 1 May 2016 and applies to a production of 4,000 bopd, representing approximately 20% of current consolidated production.

GEOPARK LIMITED

31 MARCH 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 9, 2016